Exhibit 99.1

77 King St. W., Suite 4010
P.O. Box 159
Toronto-Dominion Centre
Toronto, ON, M5K 1H1 Canada

GRANITE ANNOUNCES ACQUISITION OF US$232.5 MILLION PORTFOLIO

IN THE UNITED STATES

May 10, 2018, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that it has agreed to acquire a portfolio of four Class A, single tenanted buildings totaling approximately 3.8 million square feet on 78 acres of land near Columbus, Ohio (the “Acquisition”) at a purchase price of US$232.5 million, representing an in-going stabilized yield of approximately 6.0%. The properties are located in West Jefferson, which is approximately 20 miles west of Columbus. Key highlights of the Acquisition include:

•	Located in the greater Columbus industrial market, which has emerged as a major distribution corridor in the United States due to its central location, excellent interstate highway system and strong labour base;

•	A diverse tenant base comprised of large public and global private entities;

•	The buildings are modern e-commerce distribution facilities with an average age of approximately 7 years;

•	Tenants in two of the buildings have expansion options of at least 200,000 square feet;

•	The buildings are single tenanted and are currently 100% occupied; and

•	While one of the tenants is currently in liquidation and may vacate the 743,600 square foot building, Granite believes the re-leasing prospects for this building are strong.

The Acquisition is subject to customary closing conditions and closing is anticipated to take place later in May 2018. Granite expects to fund the purchase through a combination of cash on hand, largely from the proceeds of the dispositions that occurred in January 2018, and a drawdown of its unsecured credit facility.

Summary of property details:

Address	GLA	Lease Term		Tenant Industry
15 Commerce Parkway	1,305,000	4.0		Pet Food Distribution
10 Enterprise Parkway	534,040	6.4		Hardware Distribution
100 Enterprise Parkway	1,223,780	10.4		Home Furnishing Distribution
115 Enterprise Parkway	743,600	7.3		Consumer Retail Distribution
		WALT	(1)
Total	3,806,420	7.0

(1)	Weighted average lease term (WALT) includes the lease term of the tenant in liquidation

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Michael Forsayeth, Granite’s CEO, commented that “This acquisition will be immediately accretive to funds from operations and adjusted funds from operations and is another strategic milestone in Granite’s transformation from a largely single tenanted REIT to a broadly tenanted, globally diversified industrial real estate business. As a result of this acquisition and initiatives announced earlier in the year, significant progress has been made towards Granite’s strategic priorities including a reduction in Magna concentration from 61% at the beginning of the year to 52% as measured by gross leasable area. Also, on a run rate basis, Granite will have made substantial progress towards replacing the cash flow from the 10 properties sold earlier in the year.”

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns over 85 rental income properties representing approximately 30 million square feet of leasable area. Through the thoughtful deployment of its balance sheet and selective dispositions, Granite is continuing to build a high quality, globally diversified industrial real estate business.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the intention of Granite and the vendors to complete the Acquisition on the terms and conditions described herein, the date on which closing of the Acquisition is expected to occur, the impact of the Acquisition on Granite’s funds from operations, adjusted funds from operations and cash flow, the potential vacating by one of the tenants and Granite’s ability to re-lease the property on satisfactory terms or at all and Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such events, performance or results will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future

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developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite REIT and Granite GP dated March 1, 2018 (the “Annual Information Form”). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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